COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1

In thousands

	2011 Pro Forma (1)	2011	2010	2009	2008	2007
Income from continuing operations	$1,997,532	$2,017,014	$1,452,438	$968,638	$1,623,963	$1,764,678
Plus:
Fixed charges (from below)	282,620	251,613	230,220	221,443	206,729	148,909
Dividends of unconsolidated affiliates	5,699	5,699	3,370	3,448	4,315	4,537
Income taxes	564,174	575,700	636,400	245,282	635,706	726,321
Less:
Income from unconsolidated affiliates, net of taxes	(8,130)	(8,130)	(6,744)	(3,511)	(6,761)	(5,237)

Net Earnings	$2,841,895	$2,841,896	$2,315,684	$1,435,300	$2,463,952	$2,639,208

Fixed Charges:
Interest expense	$223,140	$192,133	$175,163	$164,589	$154,368	$101,886
Estimate of interest within rental expense	59,480	59,480	55,057	56,854	52,361	47,023

Total Fixed Charges	$282,620	$251,613	$230,220	$221,443	$206,729	$148,909

Ratio of Earnings to Fixed Charges(2)	10.1x	11.3x	10.1x	6.5x	11.9x	17.7x

(1)	Sets forth our ratio of earnings to fixed charges on a pro forma basis to reflect the issuance of the original notes, including the receipt of net proceeds from the sale of the original notes after deducting the offering discount and fees and expenses, and repayment of outstanding commercial paper. Reflects the issuance of $1.0 billion of original notes and repayment of commercial paper as of the beginning of the period indicated.

(2)	Certain reclassifications of prior years’ data have been made to conform to current year reporting, including discontinued operations. Fiscal years 2010 and 2009 have been restated for the elimination of the one-month lag for the reporting of our international operations outside of North America. See “Selected Consolidated Financial Data” for more detail regarding discontinued operations and the elimination of the one-month lag.